TRANSMISSÃO
PAULISTA

04 APR -6 AM 7:21

04024107

Data São Paulo, March 30, 2004

RefCT/F/01097/2004.

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing herewith, a translation of the Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of the Ordinary and Extraordinary General Shareholders' Meetings, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Sincerely Yours,

Manoel Carlos V. Coronado
Investors Relations Assistant

dlw 4/6

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
OPEN CAPITAL COMPANY

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

CALL NOTICE

As provided for in Articles 10 and 11 of the Bylaws, the Shareholders are called to meet in Ordinary and Extraordinary General Shareholders' Meetings of this Company, to be held on April 23, 2004, at 9:00 a.m., in its head office, at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda:

1) accounts of the administrators and financial statements as of the fiscal year of 2003;

2) the capital budget for 2004, for the purposes foreseen in article 196, of Law No. 6.404/76;

3) maintenance of the profit remaining balance regarding the fiscal year of 2003, in the amount of R$ 65,784,328.08, in the retained earnings account, according to article 196, of Law No. 6.404/76, and article 8 of the CVM Instruction 59/86;

4) imputation of R$ 147,249,000.00 of interest on own capital, equivalent to R$ 0.9863614 per lot of one thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2003, as provided for in article 31, paragraph 3, of the Bylaws;

5) election of the members of the Audit Committee, regulars and alternates;

6) ratification of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee;

7) ratification of the election of the members of the Board of Directors; and

8) other matters of corporate object.

The documents regarding the above mentioned items, as well as the Administration Report and opinions of the Independent Public Accountants and of the Audit Committee are at the disposal of the Shareholders' in the Financial Directorate and Relations with Investors, at Rua Bela Cintra, 847 – 6th floor, in this city.

São Paulo, March 8, 2004

Mauro Guilherme Jardim Arce
President of the Board of Directors